Exhibit 5.1

March 27, 2024 The Board of Directors Innovation Beverage Group Limited 29 Anvil Road SEVEN HILLS NSW 2147 Australia	Partner: Andrew Gaffney andrew.gaffney@klgates.com T +61 3 9640 4318 Our ref: gaffnea:7393694.00001

Dear Sirs

Innovation Beverage Group Ltd - F-1 Prospectus

We have been appointed as Australian legal counsel for Innovation Beverage Group Limited ACN 625 701 420, a company incorporated under the laws of the Commonwealth of Australia (“Company”), with respect to (i) an offering of up to 1,250,000 units (or 1,437,500 units if the underwriters exercise in full their over-allotment option to purchase additional units in full), each unit consisting of one ordinary share in the Company (“Share”) and one warrant to purchase one ordinary share (“Warrant”), and the corresponding issuance by the Company of up to 2,875,000 Shares and Warrants (collectively the “Securities”), plus up to 187,500 ordinary shares and/or up to an additional 187,500 warrants issuable upon the exercise of the underwriters’ 30 day over-allotment option to purchase additional Securities, and 138,000 ordinary shares underlying the underwriter warrants (if the underwriter exercises its over- allotment option in full), all offered pursuant to the IPO Prospectus and in accordance with and an underwriting agreement to be entered into by the representatives of the several underwriters named in the underwriting agreement, and the Company; and (ii) a resale by certain selling shareholders of the Company as stated in the F-1 Prospectus (collectively, the “Selling Shareholders”) of up to1,452,873 ordinary shares which are presently issued and outstanding (the “Resale Shares”) offered pursuant to the Resale Prospectus, the Resale Shares collectively with the Securities, being the “Offering”, pursuant to its Registration Statement on Form F-1 (File No. 333-266965) filed with the U.S. Securities and Exchange Commission (“F-1 Prospectus”).

Assumptions in providing our opinion

As to various questions of fact relevant to this opinion, we have relied on and assumed the accuracy of, without independent verification:

●	an online search of the Company on the Australian Securities and Investments Commission (“ASIC”) records on March 27, 2024 (“ASIC search”);

●	a certificate from the Company’s Chief Executive Officer / Managing Director certifying a copy of the Company’s Board resolution to issue of the Shares and the F-1 Prospectus;

●	the Company’s Constitution (a certified copy of which was provided to us by the Company’s Secretary).

K&L GATES

LEVEL 25 SOUTH TOWER 525 COLLINS STREET MELBOURNE VIC 3000 AUSTRALIA
GPO BOX 4388 MELBOURNE VIC 3001 DX 405 MELBOURNE
T +61 3 9205 2000 F +61 3 9205 2055 klgates.com

For the purpose of the opinions set out below, we have also assumed, with your agreement and without independent investigation or verification, that:

(a)	all signatures are genuine and all documents, instruments and certificates submitted to us as originals are authentic and conform exactly with the authentic originals of all documents, instruments and certificates submitted to us as copies or forms or originals;

(b)	that each party to each document has all the requisite power and authority (corporate and otherwise) to execute and deliver and perform its obligations there under;

(c)	all matters of internal management required by the constitution of each of the parties to the relevant documents have been duly attended to (including, without limitation, the holding of properly constituted meetings of the boards of directors of each of those parties and the passing at those meetings of appropriate resolutions);

(d)	that any documents which purport to be governed by the law of any jurisdiction (Foreign Jurisdiction) other than the federal and state laws of the Commonwealth of Australia are legal, valid and binding obligations on all of the parties thereto and under the applicable law and that none of the execution, delivery or performance of any document by any party thereto violates or contravenes or is rendered invalid, not binding or unenforceable under any applicable law under any Foreign Jurisdiction;

(e)	the Company will not engage in fraudulent or unconscionable conduct or conduct which is misleading or deceptive or which is likely to mislead or deceive in relation to the issuance or sale of Shares;

(f)	there is no bad faith, fraud, undue influence, coercion or duress or similar conduct on the part of the Company in relation to the issuance or sale of Shares under the F-1 Prospectus;

(g)	the Company does not own any freehold land in Australia. In respect of any leased premises used by the Company in Australia, market value rents are payable to an arm’s length party not associated with the Company. The Company, other than those leasehold premises; does not otherwise have any interest in land (or goods affixed to land) in Australia;

(h)	the Company does not own shares in any Australian company that itself owns any freehold land and does not otherwise have any interest in land (or goods affixed to land) in Australia;

(i)	any resale by Selling Shareholders of the Resale Shares is to occur within the United States and for the avoidance of doubt outside of Australia or to Australian residents;

(j)	all information provided to us by or on behalf of officers of the Company was true, correct and complete when provided and remains so at the date of this letter, containing all information required, without us making any separate enquiry or investigation other than viewing the ASIC search, in order for us to provide this opinion; and

(k)	the ASIC search we have examined is accurate and that the information disclosed by the search conducted by us is true and complete and that such information has not since then been altered and that such search did not fail to disclose any information which had been delivered for registration or filing against the Company’s records but which did not appear on the public records at the date of our search.

Opinion

Based on and subject to the foregoing and in reliance thereof, in our opinion, with respect to the Offering under the F-1 Prospectus -

1.	the Securities and the Resale Shares have been duly authorized by the Company;

2.	the Shares, when issued, will be validly issued, fully paid and non-assessable (based on the meaning of such term under US law) securities of the Company; and

3.	the Resale Shares proposed for resale by the Selling Shareholders are validly issued, fully paid and non-assessable (based on the meaning of such term under US law).

This opinion is limited to the federal and state laws of the Commonwealth of Australia and no opinion or representation is given in respect of the application of any foreign laws to the issue or transfer of the securities, the Offering or the contents or generally the compliance of the F- 1 Prospectus or any other matters under any applicable US laws or regulations.

Applicability

This opinion is given as at the date of this letter and we undertake no obligation to advise you of any changes (including but not limited to any subsequently enacted, published or reported laws, regulations or individual decisions) that may occur or come to our attention after the date of this letter which may affect our opinion.

We consent to incorporation by reference of this opinion in the F-1 Prospectus and to the reference of this firm under the caption “Legal Matters”.

Yours faithfully

Andrew Gaffney

Partner

K&L Gates